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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2012

Washington, DC
110

SEC FILE NUMBER

8 – 66947

Ktt 3/31

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CENTENIUM ADVISORS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2216

(No. And Street)

NEW YORK,	NY	10170
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL J. WEISSMAN   (917) 783-7884

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA

(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

kw 4/3

OATH OR AFFIRMATION

I, _____ PAUL J. WEISSMAN _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ CENTENIUM ADVISORS LLC _____ , as of

_____ DECEMBER 31, 2011 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT & CCO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CENTENIUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO *&* ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Members' of
Centenium Advisors, LLC:

We have audited the accompanying statement of financial condition of Centenium Advisors, LLC (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Centenium Advisors, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 17, 2012

CENTENIUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

A S S E T S

Cash	$	755,091
Fees receivable		569,286
Fixed assets (net of accumulated depreciation of $73,465)		7,566
Prepaid expenses		11,274
Security deposits		36,901
Other assets		899
TOTAL ASSETS		$ 1,381,017

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accrued expenses and other payables	$	76,194
Deferred taxes payable		33,100
TOTAL LIABILITIES		109,294
Members' capital		1,271,723
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 1,381,017

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING
POLICIES

Centenium Advisors, LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the U.S. Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on April 5, 2005 and became a FINRA member on October 26, 2005.

The Company's securities business is limited to acting as a third-party selling agent or "finder" for private collective investment vehicles (individually a "Fund", and, collectively, the "Funds"). Interested investors purchase and sell interests in a Fund directly from or to the issuer thereof, and, therefore, the Company does not intend to effect the private placement of securities. The Company is compensated for such activity on a fully disclosed basis by receiving, from a Fund, a referral fee consisting of a portion of the fees generated by investors introduced to such Fund by the Company.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 2.   INCOME TAXES

The Company is not subject to federal and state income taxes. The Company is liable for New York City Unincorporated Business Tax on its business operations. The Company is on the cash basis for income tax purposes. The members report their distributive share of realized income or loss on their own tax returns. The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax years that remain subject to examination are 2010, 2009, and 2008. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

CENTENIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011
(continued)

NOTE 3.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2011, the Company had net capital of $678,897 and $673,817 of excess net capital.

NOTE 4.   COMMITMENTS

The company presently leases office space under an operating lease entered into on March 15, 2007 and expiring on the extension date of May 13, 2017. The first two months of rent under the lease have been abated and are being amortized over the first five years of the lease. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. Rent expense relating to the lease was approximately $91,295 for the year ended December 31, 2011.

At December 31, 2011, future minimum rental payments were as follows:

Year	Amount
2012	$ 86,628
2013	84,960
2014	86,872
2015	88,826
2016	90,825
Thereafter	38,395
Total	$ 476,506

NOTE 5.   SUBSEQUENT EVENTS

Subsequent events have been evaluated, and, for the period from January 1, 2012 through February 17, 2012, there were capital withdrawals of $1,000,000.